125 Broad Street
TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588	New York, NY 10004-2498

WWW.SULLCROM.COM	LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

June 14, 2013

RESPONSE TO SEC LETTER OF JUNE 12, 2013

Via EDGAR

Office of Mergers and Acquisitions,
                             Division of Corporation Finance,
                                                          Securities and Exchange Commission,
                                                                                      100 F Street, N.E.,
                                                                                                                   Washington, D.C. 20549,

Attention: Mr. David L. Orlic.

Re:	Clearwire Corporation
Tender Offer Statement on Schedule TO-T
Filed on May 30, 2013 by DISH Network Corporation
File No. 005-84306

Dear Mr. Orlic,

On behalf of DISH Network Corporation (“DISH”), we have set forth below DISH’s responses to the comments contained in the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 12, 2013, relating to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by DISH on May 30, 2013.  DISH is concurrently filing via EDGAR Amendment No. 3 (“Amendment No. 3”) to the Schedule TO.  Amendment No. 3 reflects DISH’s responses to the Staff’s comments as well as certain conforming changes resulting therefrom.

For your convenience, we have included the Staff’s comments in this response letter in italicized form and keyed our responses accordingly.  Responses to the comments are set forth below.  Except as otherwise noted in this response letter, the information provided in response to the Staff’s comments has been supplied by DISH, which is solely responsible for the information.

General

1.              Please file any present or proposed material agreements, arrangements or understandings between DISH or its affiliates and Clearwire or its affiliates. See Item 12 of Schedule TO and Item 1016(d) of Regulation M-A. This would appear to include, among other things, all material exhibits to the Transaction Agreements, as well as the indenture relating to the notes.

In response to the Staff’s comment, DISH respectfully informs the Staff that on June 12, 2013, DISH filed Amendment No. 2 to the Schedule TO (“Amendment No. 2”), in which DISH amended and supplemented the Schedule TO by disclosing that the execution of the Note Agreement is no longer a condition to the Offer.  Moreover, the forms of the exhibits to the Note Agreement have not yet been negotiated with Clearwire and its counsel, so DISH does not believe it would be appropriate to file such exhibits at this time.

DISH respectfully confirms to the Staff that all material agreements, arrangements or understandings between DISH or its affiliates and Clearwire or its affiliates pursuant to Item 12 of Schedule TO and Item 1016(d) of Regulation M-A have been filed.

2.              Please more clearly describe the risks to Clearwire security holders posed by any potential legal challenges to the transaction.

In response to the Staff’s comment, DISH respectfully notes that Amendment No. 2 amended and supplemented the Schedule TO by stating that the Offer is not conditioned on the absence of any litigation or injunction challenging the Investor Rights Agreement (other than any such litigation, injunction or other impediment relating to the due execution and delivery of the Investor Rights Agreement by Clearwire).  Please see Items 1(8), 4(6) and 4(38) of Amendment No. 2.

In addition, DISH does not believe that potential challenges to certain aspects of the transaction are relevant to tendering holders, particularly in light of the elimination of any conditions to the Offer related to such a challenge.  The existence of a potential dispute involving another stockholder subsequent to the tender offer is not an issue that DISH believes is appropriate for it to address in its Offer to Purchase and Schedule TO.  It has received no communication from Sprint threatening such action.  Sprint has publicly announced its intention to enforce its governance rights.  Those rights, while they may go beyond what DISH believes are appropriate for a publicly listed company, pre-date DISH’s offer.  DISH believes (and believes that Clearwire’s recommendation of the DISH offer confirms) that DISH’s requests are consistent with minority protections that are achievable under Clearwire’s governing documents.  To the extent that a possible challenge by Sprint would be relevant to a stockholders’ decision to remain a stockholder (an option that DISH’s offer provides), DISH believes that this would at most be relevant to Clearwire’s recommendation of the DISH offer and its Schedule 14D-9.

How does the Offer relate to the DISH’s bid for Sprint?, page 7

3.              Please disclose your intentions with respect to this tender offer if your offer for Sprint is accepted and consummated, including whether a successful tender offer for Clearwire would result in a change in the amount of consideration being offered for Sprint. Similarly, please describe any impact of this offer on your proposal with LightSquared. In this regard, please disclose whether DISH has the financial capacity to consummate all of these transactions.

In response to the Staff’s comment, DISH respectfully advises the Staff that it continues to analyze SoftBank’s revised bid for Sprint as DISH considers its strategic options.  Sprint and SoftBank have announced an amended merger agreement with a small increase in SoftBank’s cash investment as well as a higher cash payout and lower retained equity component to Sprint stockholders.  The amended SoftBank-Sprint merger agreement also adds new impediments to a competing offer.  DISH is evaluating its options with respect to a possible amended offer for Sprint.  DISH’s offer for Sprint has no impact on the tender offer for Clearwire shares.  DISH currently expects that an amended offer for Sprint, in order to be accepted by Sprint’s Board of Directors, would be accompanied by fully committed financing and therefore DISH would have the financial capacity to consummate all of the proposed transactions if all were ultimately pursued by DISH.

However, regardless of whether DISH determines to submit a proposal to Sprint or its stockholders, DISH respectfully advises the Staff that it intends to continue to pursue the Clearwire tender offer to its conclusion in accordance with the terms of the tender offer and that DISH has the financial capacity to consummate the Clearwire tender offer.

DISH also respectfully advises the Staff that DISH has not made a proposal with respect to LightSquared and does not own any securities in LightSquared.  An affiliate of DISH, Mr. Charles Ergen, has an interest in certain LightSquared debt and DISH understands that Mr. Ergen made a proposal for a transaction involving certain assets of LightSquared.

4.              Please further disclose the nature of your offer for Sprint. For instance, disclose the transaction value of that offer, whether it is binding on either party, and whether the offer is subject to any significant conditions.

Please see response to Comment #3.

What are the most significant conditions to the Offer?, page 8

5.              We note that entry into the agreements with respect to the exchangeable notes is a condition to the tender offer. Please provide your analysis under Rule 14e-5 with respect to these proposed purchases of securities which are exchangeable for subject securities.

In response to the Staff’s comment, DISH respectfully advises the Staff that on June 12, 2013, DISH filed Amendment No. 2, in which DISH amended and supplemented the Schedule TO by disclosing that the execution of the Note Agreement is no longer a condition to the Offer.

DISH also respectfully acknowledges the Staff’s comment and advises the Staff of DISH’s analysis under Rule 14e-5.  Rule 14e-5(a) under the Securities Exchange Act of 1934, as amended (hereinafter “Rule 14e-5” and the “Exchange Act,” respectively) states that “no covered person may directly or indirectly purchase or arrange to purchase any subject securities or any related securities except as part of the tender offer.  This prohibition applies from the time of public announcement of the tender offer until the tender offer expires.”

DISH believes that the prohibition set forth in Rule 14e-5 was not intended to apply to the purchase of securities convertible into newly issued subject securities offered by the subject company (each as defined under Rule 14e-5).  However, as described in the response to Comment #16, DISH will commit not to elect to exchange exchangeable notes issued pursuant to the Note Agreement for the subject securities prior to the expiration of the Offer.  Under such conditions, we believe such notes will no longer be “related securities” under Rule 14e-5, which defines “related securities” as “securities that are immediately convertible into, exchangeable for, or exercisable for subject securities”, and thus the prohibition set forth in Rule 14e-5 will not apply to such transaction.

6.              You have announced a possible second tender offer for Clearwire shares. Please provide your analysis under Rule 14e-5 with respect to each tender offer.

In response to the Staff’s comment, DISH advises the Staff that DISH believes that the prohibition set forth in Rule 14e-5 does not apply to the potential second tender offer discussed in the Offer to Purchase because such offer, in the event it commences at all, will only commence after the consummation of the Offer launched on May 30, 2013.

Upon the successful consummation of the Offer, will Shares continue to be publicly traded?, page 11

7.              Please tell us how you concluded that the shares will continue to be listed following completion of the offer unless substantially all the shares are tendered.

In response to the Staff’s comment, the referenced disclosures on page 11 of the Offer to Purchase have been amended and supplemented in Amendment No. 3 under Item 1(1) to replace the sentence “Currently, only Class A Stock is actively traded on NASDAQ, and such stock will continue to be publicly traded following the Offer unless substantially all of the Shares are validly tendered and not withdrawn,” with the following:

“Currently, only Class A Stock is actively traded on NASDAQ, and such stock will continue to be publicly traded following the Offer unless (i) substantially all of the Shares or (ii) substantially all of the Shares other than the Shares held by Sprint HoldCo, LLC, Intel Capital Corporation, Comcast Corporation, Crest Financial Limited and/or Mount Kellett Capital Management are, in either case, validly tendered and not withdrawn.”

Background of the Offer; Past Contacts or Negotiations with Clearwire, page 29

8.              You appear to have received material non-public information in connection with your negotiations with Clearwire. Please tell us how you determined that this information did not impact the purchases you are proposing to make in the tender offer.

DISH respectfully informs the Staff that DISH did not receive material non-public information in connection with its negotiations with Clearwire regarding the Offer.  As DISH previously disclosed in the “Background of the Offer” section of the Offer to Purchase, in connection with a previously proposed spectrum purchase, DISH submitted due diligence requests to Clearwire regarding Clearwire’s available spectrum; however, much of the requested information regarding available spectrum was supplied in the form of publicly available redacted agreements, and Clearwire was unwilling to provide unredacted versions of the requested documents due to confidentiality obligations to which Clearwire was subject.  Accordingly, the information DISH received in response to those diligence requests was not sufficient even to enable it to finalize a spectrum purchase and in any event was not material to the Offer.

DISH believes that its determination that it did not have any material non-public information regarding a stockholder’s decision whether to tender shares and sell them to DISH for $4.40 per share is also supported by the actions of Clearwire in filing and distributing proxy and 13e-3 information with respect to Sprint’s proposal to acquire Clearwire shares at $3.40 per share, in light of Clearwire’s duty as the issuer to disclose all material information in connection with its proxy statement.

9.              We note from the last paragraph on page 31 that Mr. Stanton was prepared to work with DISH to identify elements of your proposal that may not be actionable. Please disclose those elements.

In response to the Staff’s comment, the referenced disclosures on page 32 of the Offer to Purchase have been amended and supplemented in Amendment No. 3 under Item 5(1) to add at the end of the sentence “On January 4, 2013, representatives of Sullivan & Cromwell LLP, legal advisor to DISH, held a telephone conversation with representatives of Kirkland & Ellis LLP, legal advisor to Clearwire, and discussed various points identified in DISH’s proposal,” the following:

“, including Clearwire’s concern that DISH’s requirements for, among other things, an acquisition agreement, a spectrum sale agreement, and a note purchase agreement were not actionable prior to termination of the Sprint Merger Agreement and, in light of the “force-the-vote” provision of the Sprint Merger Agreement, Clearwire was unable unilaterally to terminate the Sprint Merger Agreement even if Clearwire were to recommend DISH’s proposal”

10.       We note that on January 11, 2013, DISH delivered a letter to the Special Committee addressing the issues discussed between the legal advisers. Please disclose the material issues and how the letter addressed them.

In response to the Staff’s comment, the referenced disclosures on page 32 of the Offer to Purchase have been amended and supplemented in Amendment No. 3 under Item 5(2) to add at the end of the sentence “On January 11, 2013, DISH delivered a letter to the Special Committee with various changes to its December 28, 2012 proposal addressing the issues discussed between legal advisors,” the following:

“including a proposal in which DISH would make a tender offer conditioned on, among other things, termination of the Sprint Merger Agreement and subsequent execution and delivery of a spectrum purchase agreement and completion of appropriate funding arrangements”

11.       We note that, on January 15, February 1, and February 6, 2013, an email, a meeting, and a phone call, respectively, addressed certain issues and concerns. Please disclose the material issues and concerns.

In response to the Staff’s comment, the referenced disclosures on page 32 of the Offer to Purchase have been amended and supplemented in Amendment No. 3 under Item 5(3) to:

•                  Add after the sentence “On January 15, 2013, Mr. Stanton sent Mr. Ergen an email raising several issues with respect to the DISH proposal and Mr. Ergen responded by email on January 16, 2013,” the following sentence:

“In the January 15 email exchange, Mr. Stanton requested that DISH provide additional clarity as to certain aspects of its proposal, including specificity as to any “customary conditions” that would apply to a tender offer such as the further identification of spectrum that DISH would propose to acquire and whether DISH was prepared to enter into a binding “take-or-pay” arrangement with respect to commercial services that Clearwire may provide and Mr. Ergen indicated that DISH was working on documentation that would provide the requested clarity.”

•                  Add after the sentence “On February 1, 2013, representatives of Kirkland & Ellis LLP and Sullivan & Cromwell LLP met at the offices of Kirkland & Ellis LLP to discuss the potential terms of a transaction and various issues that the Special Committee had with DISH’s proposal,” the following sentence:

“The issues and concerns discussed at the February 1, 2013 meeting included the conditions that would apply to the closing of the DISH proposal and a request from the Clearwire special committee that a material adverse effect closing condition would not apply to a transaction between Clearwire and DISH despite its inclusion in the Sprint Merger Agreement, the minimum condition percentage threshold, and the mechanics by which Clearwire would provide DISH nominees with representation on the Clearwire Board.”

•                  Add after “to discuss potential changes to DISH’s proposal intended to assuage concerns about DISH’s proposal that had been raised by Clearwire’s advisors,” the following:

“, particularly regarding the availability of funding required by Clearwire to continue to operate its business during the pendency of any offer by DISH”

12.       We note that DISH’s February 8, 2013 amended proposal was conditioned on obtaining certain waivers and approvals. Please disclose these waivers and approvals with more specificity.

In response to the Staff’s comment, the referenced disclosures on page 32 of the Offer to Purchase have been amended and supplemented in Amendment No. 3 under Item 5(4) to replace the clause “The amended proposal eliminated the PIK debenture and instead provided pre-funding of the price for the spectrum assets through exchangeable notes (conditioned on obtaining certain waivers and approvals from Clearwire shareholders),” with the following:

“The amended proposal eliminated the PIK debenture and instead provided pre-funding of the price for the spectrum assets through exchangeable notes (conditioned on obtaining certain waivers and approvals from Clearwire shareholders permitting the exchangeable notes to be issued to DISH notwithstanding preemptive rights of certain shareholders)”

13.       Please disclose in the first paragraph on page 33 how Clearwire modified certain governance rights that DISH had requested. Please also elaborate on the reference to comparable governance rights in the following paragraph.

In response to the Staff’s comment, the referenced disclosures on page 33 of the Offer to Purchase have been amended and supplemented in Amendment No. 3 under Item 5(5) to replace “and modified certain governance rights DISH had requested,” with the following:

“and modified certain governance rights DISH had requested by qualifying Clearwire’s obligation with respect to the appointment of directors, modifying the method of calculating DISH’s proportionate board representation and eliminating DISH’s requested information rights”

14.       Please disclose in more detail the key objectives that were noted in Clearwire’s March 8, 2013 letter.

In response to the Staff’s comment, the referenced disclosures on page 33 of the Offer to Purchase have been amended and supplemented in Amendment No. 3 under Item 5(6) to add after the sentence “On March 8, 2013, Clearwire’s Chairman and the Chairman of the Special Committee delivered a letter to DISH in response to DISH’s letter of February 28, 2013, identifying certain key objectives that must be satisfied in any transaction with DISH and discussing in more detail certain concerns Clearwire had with the most recent DISH offer, including the sale-leaseback structure proposed by DISH, the proposed use of proceeds and certain costs of financing under the proposed DISH funding facility and certain aspects of the risk allocation of the proposal, among others,” the following sentence:

“The key objectives identified by Clearwire in the March 8 letter were (1) maximizing value for shareholders, (2) providing a high degree of certainty that a transaction would be completed, (3) ensuring that Clearwire is adequately funded and (4) properly allocating risk.”

15.       We note from the second paragraph on page 34 that there were conversations concerning the potential impediments to Clearwire’s ability to transfer title to spectrum. Please briefly disclose the nature of these impediments.

In response to the Staff’s comment, the referenced disclosures on page 34 of the Offer to Purchase have been amended and supplemented in Amendment No. 3 under Item 5(7) to add after the sentence “On March 26, 2013, Mr. Stanton spoke to Mr. Ergen by telephone regarding the potential impediments to Clearwire’s ability to transfer title to the spectrum proposed to be purchased by DISH and suggested that these impediments were determinable from the face of the various agreements and other documents made available by Clearwire through the due diligence process,” the following sentence:

“The impediments were not identified by Clearwire with specificity, but included existing commitments to lease spectrum to third parties, including Sprint.”

Note Agreement, page 35

16.       Please disclose the terms under which the notes will become exchangeable.

In response to the Staff’s comment, the referenced disclosures on page 35 of the Offer to Purchase have been amended and supplemented in Amendment No. 3 under Item 11(1) to add after the sentence “Payment shall be made in cash by wire transfer of immediately available funds on the applicable draw date,” the following sentence:

“Each holder of an exchangeable note shall have the right, at such holder’s option, to exchange all or any portion (if the portion to be exchanged is $1,000 principal amount or an integral multiple thereof) of such note at any time prior to the close of business on the business day immediately preceding the stated maturity date of such note.”

DISH also respectfully advises the Staff that DISH will commit not to elect to exchange exchangeable notes issued pursuant to the Note Agreement for the subject securities prior to the expiration of the Offer.

Conditions to the Offer, page 45

17.       The tender offer can be subject only to conditions that are based on objective criteria and are not within the bidder’s control. Please revise your disclosure to provide an objective standard for the condition that the Sprint Merger Agreement and the Sprint Note Purchase Agreement shall have been “validly terminated” in accordance with their terms. Similar concerns are presented by the condition appearing in the first full bullet point on page 46.

DISH respectfully informs the Staff that it believes that the referenced disclosure regarding the provision of an objective standard for the termination of the Sprint Merger Agreement and the Sprint Note Purchase Agreement is appropriate in its current form.  DISH believes the condition that such agreements be “validly terminated” is based on objective criteria stated in each such agreement and that there are multiple clearly stated mechanisms for termination in Section 6.1 of the Sprint Merger Agreement and Section 8.01 of the Sprint Note Purchase Agreement, respectively.

With respect to the condition appearing in the first full bullet point on page 46, DISH respectfully notes that this condition to the Offer is analogous to the condition in the Sprint Merger Agreement (and analogous conditions that customarily appears in negotiated tender offer-merger transactions) requiring that the target company perform and comply in all material respects with all its undertakings and agreements required by the merger agreement (See, e.g., Section 5.2(b) of the Sprint Merger Agreement.)  The interim operating covenants identified in the first full bullet point on page 46 represent a subset of the undertakings and agreements agreed to by Clearwire in the Sprint Merger Agreement.  Given the absence of a materiality threshold in the DISH condition and the limited number of undertakings covered by the Offer, there is even less ambiguity to this Offer condition than there is in the analogous Sprint Merger Agreement condition and accordingly DISH does not believe modification of this condition is required.

18.       Please disclose how many shares of Class A common stock must be tendered in order to satisfy the Minimum Condition.

In response to the Staff’s comment, the referenced disclosures on page 45 of the Offer to Purchase have been amended and supplemented in Amendment No. 3 under Item 4(1) to add after the sentence ending with “and (v) both the Sprint Merger Agreement and the Sprint Note Purchase Agreement shall have been validly terminated,” (as amended by Amendment No. 2) the following sentences:

“Based on the information set forth in Clearwire’s public filings to date, approximately 440 million Shares must be validly tendered and not withdrawn in order to meet the requirement in clause (i) of the Minimum Condition. As DISH currently beneficially owns approximately 39 million Shares (or notes issued by Clearwire that are exchangeable for Shares), approximately 401 million Shares need to be tendered as of the Expiration Date. As the exact number of fully diluted shares outstanding varies with time, this number may be higher or lower as of the Expiration Date.  Based on current publicly disclosed ownership information, it is expected that at least one tendering stockholder (including, if applicable, stockholders that have entered into an investing group with such tendering stockholder) must hold at least 5% of the Shares in order for the Minimum Condition to be met.”

DISH also respectfully advises the Staff that because the Shares are publicly traded on NASDAQ, DISH can only provide an estimate of the number of shares of Class A common stock that must be tendered in order to satisfy the Minimum Condition, due to fluctuations in Share ownership.

19.       Given that Sprint has publicly stated that it does not intend to tender its shares, and that the SIGs appear to be unable to tender their shares, please disclose, if true, that a significant security holder other than the SIGs must tender in order for the Minimum Condition to be met.

In response to the Staff’s comment, the referenced disclosures on page 45 of the Offer to Purchase have been amended and supplemented in Amendment No. 3 under Item 4(1), as indicated in the response to Comment #18.

DISH also respectfully advises the Staff that at least one of Crest Financial Limited and Mount Kellett Capital Management LP (which includes, for the purposes of such disclosure, the investor group that Mount Kellett Capital Management LP has aligned with) must tender in order for the Minimum Condition to be met.  However, DISH respectfully notes to the Staff that Crest Financial Limited has publicly urged the Board of Directors of Clearwire to consider DISH’s Offer and that each of Crest Financial Limited and Mount Kellett Capital Management LP have repeatedly stated a lack of support for the Sprint proposal.

20.       Please advise, with a view towards revised disclosure, why the offer is conditioned on the resignation of four directors when DISH is only seeking three nominees.

In response to the Staff’s comment, DISH respectfully informs the Staff that on June 12, 2013, DISH filed Amendment No. 2, in which DISH disclosed the terms of a revised form of Investor Rights Agreement.  Section 2.1(a) of the revised form of Investor Rights Agreement calls for the resignation of three directors from the Clearwire Board provided that DISH has a percentage interest of 10% or more at the effective date of the Investor Rights Agreement.

*                                         *                                         *

DISH has authorized us to acknowledge on behalf of DISH that:

•                  DISH is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  DISH may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or Amendment No. 3, please contact me by phone at (212) 558-3109, facsimile at (212) 291-9101 or e-mail at millersc@sullcrom.com.

Very truly yours,

/s/ Scott D. Miller

Sullivan & Cromwell LLP

cc:                                R. Stanton Dodge
(DISH Network Corporation)